Exhibit 1.01

Conflict Minerals Report

Alcoa Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2015 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).

Unless the context indicates otherwise, the terms “Alcoa,” “Company,” “we,” “its,” “us” and “our” refer to Alcoa Inc. and all subsidiaries consolidated for the purposes of its financial statements that were in-scope for the 2015 compliance period. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

Certain statements in this report relate to future events and expectations, and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” “would,” or other words of similar meaning. All statements that reflect Alcoa’s expectations, assumptions, or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements concerning the additional steps that Alcoa intends to take to mitigate the risk that its necessary Conflict Minerals finance or benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere and the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2015, and other reports filed with the Securities and Exchange Commission (the “SEC”). Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.

I.	Overview

Alcoa is a global leader in lightweight metals engineering and manufacturing. Alcoa’s innovative, multi-material products, which include aluminum, titanium, and nickel, are used worldwide in aerospace, automotive, commercial transportation, packaging, building and construction, oil and gas, defense, consumer electronics, and industrial applications.

Alcoa is also the world leader in the production and management of primary aluminum, fabricated aluminum, and alumina combined, through its active participation in all major aspects of the industry: technology, mining, refining, smelting, fabricating, and recycling.

We are subject to the Conflict Minerals Rule because Conflict Minerals are necessary to the functionality or production of certain discrete products and product lines manufactured by Alcoa (these Conflict Minerals are sometimes referred to herein as “necessary Conflict Minerals”). Necessary Conflict Minerals content constitutes a small portion of the materials content of our products. Our in-scope products taken together as a whole contain all four Conflict Minerals, although each individual product does not contain all four of the Conflict Minerals.

As a general matter concerning Alcoa’s products, alumina, most primary aluminum products, most aluminum rolled products and many engineered products do not contain any Conflict Minerals. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2015. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

We have filed this Conflict Minerals Report because, for 2015, some of our in-scope products contained Conflict Minerals that either were of an undetermined origin or were processed by compliant smelters that we believe, based on publicly available information, may have sourced a portion of their ore from the DRC or an adjoining country. Through the date of this report, we are unaware and have no knowledge that any of the necessary Conflict Minerals contained in our in-scope products directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country. However, we make no assertion that any of our products are “DRC conflict free.” The terms “adjoining country,” “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

See “Product, Smelter and Refiner and Country of Origin Information” below for information concerning our in-scope products, identified smelters and refiners and country of origin information.

For 2015, we generally did not directly source Conflict Minerals from smelters or refiners, and we did not have direct relationships with any Conflict Minerals mines.

During July 2015, we acquired RTI International Metals (“RTI”), a publicly traded company. RTI was a global supplier of titanium and specialty metal products and services for the commercial aerospace, defense, energy and medical device end markets. A portion of RTI’s products contain Conflict Minerals. The information contained in this Conflict Minerals Report and the Form SD includes the RTI business.

II.	Reasonable Country of Origin Inquiry Information

See the Form SD to which this Conflict Minerals Report is an exhibit for a discussion of the “reasonable country of origin inquiry” that we conducted and our related origin determination.

III.	Due Diligence

Due Diligence Program Design

We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (collectively, the “OECD Guidance”).

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Our application of the OECD Guidance in respect of 2015 is discussed below. The headings for each of the steps in the next section conform to the headings used in the OECD Guidance for each of its five steps.

Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures in respect of 2015. These were not all of the discrete measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.	We maintain a team that ultimately reports to the Chief Procurement Officer and the Chief Legal Officer charged with managing our Conflict Minerals compliance strategy. The following functional areas were represented on the working group: external reporting; legal; and procurement. The working group also included representatives from each reporting segment or business unit with potentially in-scope products. We also used specialist outside counsel to assist us with certain aspects of our compliance efforts for 2015.

Selected internal personnel were educated on the Conflict Minerals Rule, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

b.	We formalized the documentation of our compliance plan.

c.	Alcoa’s procurement function maintains a standard operating procedure (“SOP”) governing purchases of Conflict Minerals and materials or products containing Conflict Minerals. The SOP defines the processes that our procurement function uses to source Conflict Minerals and materials or products containing Conflict Minerals and to support the annual disclosure of country of origin information for those minerals. The SOP provides that we will only purchase Conflict Minerals or materials or products containing Conflict Minerals from suppliers that can provide acceptable certification that the minerals did not originate from sources that directly or indirectly financed or benefitted armed groups in the DRC or its adjoining countries.

d.	We used the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”) to identify smelters and refiners in our supply chain. We will maintain business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, in a structured computerized database, for at least five years.

e.	We furnished our direct suppliers that we determined to be potentially in-scope for purposes of our compliance with the Conflict Minerals Rule (the “Suppliers”) with an introductory email, a letter containing additional guidance on the information they needed to provide based on the source of the Conflict Minerals used by them and a blank copy of the CMRT for their use in responding. We determined which of our products were in-scope or potentially in-scope for purposes of our compliance with the Conflict Minerals Rule through product specifications, bills of material, supplier inquiries, elemental composition limits, spectrographic analysis of the product composition and other information known to us.

f.	We have a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals program compliance requirements. Our global Integrity Line provides employees and any other concerned parties with a confidential channel for asking questions and raising concerns about workplace activities and business practices 24 hours a day, 7 days a week, in multiple languages. See http://www.alcoa.com/global/en/about_alcoa/corp_gov/ethics_compliance/info_page/contact_us.asp.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.	We requested by email that the Suppliers provide us with information concerning the usage and source of Conflict Minerals in their products that we identified as being or potentially being in-scope, as well as information on the smelters and refiners in the supply chains of those products. We requested that Suppliers provide their response by submitting a completed CMRT and, with respect to certain businesses, that they provide product level information, where possible. For 2015, three of our downstream businesses retained a third-party contractor to conduct their outreach (or a portion of such outreach) to Suppliers and collect and compile their responses. For 2015, our overall Supplier response rate was 68%.

b.	We reviewed the completed responses received from Suppliers and followed up with Suppliers where we determined it to be appropriate in accordance with our internal written evaluation criteria. Our criteria included evaluating responses for accuracy, completeness, plausibility and potential sourcing from the DRC region.

c.	To the extent that a completed response identified a smelter or refiner in our supply chain, we reviewed this information against the lists of compliant smelters and refiners published by the CFSI and other publicly available information. For 2015, we achieved increased transparency in our supply chains through the identification by our Suppliers of forty-four smelters and refiners, compared with the thirty-three smelters identified for 2014.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our Conflict Minerals compliance team reported its findings to our Chief Procurement Officer and Chief Legal Officer.

b.	Under our risk mitigation strategy, we take such risk mitigation efforts as we deem to be appropriate based on the findings of our supply chain risk assessment. Our risk mitigation efforts are determined by the particular facts and circumstances and risks identified.

c.	To mitigate the risk that our necessary Conflict Minerals finance or benefit armed groups, we also intend to engage in the additional measures discussed under “Additional Risk Mitigation Efforts” below.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we utilized information made available by the CFSI concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step Five: “Report on supply chain due diligence”

We have filed a Form SD and this Conflict Minerals Report with the SEC and made available on our website the Form SD and this Conflict Minerals Report.

IV.	Product, Smelter and Refiner and Country of Origin Information

Product Information

For 2015, the following in-scope products had necessary Conflict Minerals that originated or may have originated from the DRC or its adjoining countries: (1) certain investment cast airfoils (superalloy) and investment cast structures (superalloy, aluminum and titanium); (2) certain fastening systems or components; (3) certain building and construction products; (4) coated aluminum commercial vehicle wheels; (5) a wrought aluminum alloy product; (6) an aluminum alloy billet product; (7) certain coated aluminum coil products for industrial applications; and (8) certain fabricated titanium or specialty metal components.

Smelter and Refiner Information

The Suppliers identified to us the facilities listed below as having processed the necessary Conflict Minerals contained in the in-scope products described above. The smelters and refiners listed below may not be all of the facilities used to process the necessary Conflict Minerals in our supply chain, since not all of the Suppliers responded to our request and the Suppliers that did respond to our request in some cases did not identify the processors of all of the Conflict Minerals content contained in these products. We rely on our Suppliers for accurate smelter and refiner information. Not all of the identified smelters and refiners may be in our supply chain, due to errors or over-inclusiveness in the information reported by the Suppliers or their direct or indirect suppliers.

Metal	Smelter or Refiner Facility Name (1)	Status (2)

Gold	Elemetal Refining, LLC	Compliant
Gold	Metalor USA Refining Corporation	Compliant
Tantalum	Exotech INC	Compliant
Tantalum	HC Starck INC	Compliant
Tantalum	Hi-Temp Specialty Metals	Compliant
Tantalum	RFH Tantalum Smeltry CO	Compliant
Tantalum	Ulba Metallurgical Plant JSC	Compliant
Tin	Alpha	Compliant
Tin	Cooperativa Metalurgica de Rondônia Ltda.	Compliant
Tin	CV United Smelting	Compliant
Tin	EM Vinto	Compliant
Tin	Fenix Metals	Compliant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	Compliant
Tin	Huichang Jinshunda Tin Co., Ltd.	On Reference List(3)
Tin	Magnu’s Minerais Metais e Ligas Ltda.	Compliant
Tin	Malaysia Smelting Corporation (MSC)	Compliant
Tin	Metallo-Chimique N.V.	Compliant
Tin	Mineração Taboca S.A.	Compliant
Tin	Minsur	Compliant
Tin	Mitsubishi Materials Corporation	Compliant
Tin	Operaciones Metalurgical S.A.	Compliant
Tin	PT Babel Inti Perkasa	Compliant
Tin	PT Bangka Putra Karya	No longer in business as of February 1, 2015
Tin	PT Bukit Timah	Compliant
Tin	PT DS Jaya Abadi	Compliant
Tin	PT Eunindo Usaha Mandiri	Compliant
Tin	PT Inti Stania Prima	Compliant
Tin	PT Mitra Stania Prima	Compliant
Tin	PT Prima Timah Utama	Compliant
Tin	PT Refined Bangka Tin	Compliant
Tin	PT Sariwiguna Binasentosa	Compliant
Tin	PT Stanindo Inti Perkasa	Compliant
Tin	PT Timah (Persero) Tbk Kundur	Compliant
Tin	PT Timah (Persero) Tbk Mentok	Compliant
Tin	PT Tinindo Inter Nusa	Compliant
Tin	Rui Da Hung	Compliant
Tin	Soft Metais Ltda.	Compliant
Tin	Thaisarco	Compliant
Tin	VQB Mineral and Trading Group JSC	Compliant
Tin	White Solder Metalurgia e Mineração Ltda.	Compliant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	Active
Tin	Yunnan Tin Group (Holding) Company Limited	Compliant
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	Compliant
Tungsten	Ganzhou Seadragon W & MO CO	Compliant

[1]	Smelter and Refiner facility names are as listed by the CFSI.

[2]	“Compliant” and “Active” have the meanings given to those terms by the CFSI and indicate status as publicly listed by the CFSI as of May 26, 2016, without independent verification by us.

[3]	“On Reference List” means that the smelter is included on the CFSI’s “Smelter Reference List” as of May 26, 2016 but is not listed as Compliant or Active.

Country of Origin Information

The countries of origin disclosed to us by the Suppliers or otherwise known to us for the foregoing facilities were: Australia, Bolivia, Brazil, Burundi, China, the DRC, Indonesia, Peru, Rwanda and the United States. However, if a smelter or refiner sourced from multiple countries, we were not able to determine the country of origin of the Conflict Minerals specific to our products. Therefore, not all of the countries of origin listed above may apply to the Conflict Minerals in our in-scope products. We do not have country of origin information for Conflict Minerals processed by some of the smelters and refiners listed above.

Some of Alcoa’s products described above that contain Conflict Minerals for which we were not able to determine the origin also contain Conflict Minerals that, based on our reasonable country of origin inquiry, we believe came from recycled or scrap sources.

We sought to determine the mine or location of origin of the necessary Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT and through the other measures described in this Conflict Minerals Report. Where a smelter or refiner was identified, we also reviewed publicly available information, to the extent available, to try to determine the mine or location of origin.

V.	Additional Risk Mitigation Efforts

We intend to take the following additional steps in respect of our 2016 compliance to mitigate the risk that the necessary Conflict Minerals in our in-scope products finance or benefit armed groups:

1.	Continue to encourage Suppliers that provided company level information for 2015 to provide product level information for 2016 through ongoing outreach with these Suppliers.

2.	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2015 to help ensure that they provide requested information for 2016.

3.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2015 that the source of Conflict Minerals was unknown or undeterminable.

4.	Communicate to new potentially in-scope suppliers our sourcing expectations. In addition, as new in-scope suppliers are added, work with these suppliers to help ensure that they understand our compliance requirements, the requirements of the Conflict Minerals Rule and the OECD Guidance.

5.	Incorporate the Firth Rixson business, which we acquired in 2014, and the TITAL business, which we acquired in 2015, into our RCOI and due diligence, as applicable.

All of the foregoing steps are in addition to the steps that we took in respect of 2015, which we intend to continue to take in respect of 2016 to the extent applicable.

Proposed Separation Transaction. On September 28, 2015, Alcoa announced that its Board of Directors approved a plan to separate into two independent, publicly-traded companies: An Upstream Company, the new Alcoa, that will primarily comprise the Alumina and Primary Metals segments; and a Value-Add Company, Arconic, that will principally include the Global Rolled Products, Engineered Products and Solutions, and Transportation and Construction Solutions segments. The Company currently plans that upon separation, which is targeted in the second half of 2016, the new Alcoa will also become owner of the rolling mill at the Warrick, IN Operations and the stake in the Ma’aden Rolling Company in Saudi Arabia. The transaction is subject to a number of conditions, including, but not limited to, final approval by Alcoa’s Board of Directors, receipt of a favorable opinion of legal counsel with respect to the tax-free nature of the transaction for U.S. federal income tax purposes, and the effectiveness of a Form 10 registration statement to be filed with the U.S. Securities and Exchange Commission. Upon completion of the separation, Alcoa shareholders will own all of the outstanding shares of both companies. Alcoa may, at any time and for any reason until the proposed transaction is complete, abandon the separation plan or modify or change its terms.

Assuming that the proposed separation transaction takes place as currently planned, we expect that Arconic would take the risk mitigation steps outlined above. As noted above, most of the bauxite, alumina and aluminum products that the Upstream Company, the new Alcoa, will manufacture, will not contain any necessary Conflict Minerals. Therefore, the new Alcoa may not need to take all of the foregoing risk mitigation steps.